United States
Securities and Exchange Commission
Washington, D.C.20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __            No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.     Press Release dated September 26, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 26, 2002	ICICI Bank Limited By: /s/ Nilesh Trivedi Name: Nilesh Trivedi Title: Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	September 26, 2002

Sale of Shares of ICICI Bank
In accordance with the Scheme of Amalgamation of erstwhile ICICI Limited with ICICI Bank Limited (NYSE: IBN), 101.4 million shares of ICICI Bank held by ICICI had been transferred to the ICICI Bank Shares Trust. The Trust’s shareholding in ICICI Bank was today acquired by strategic and institutional investors including Hamblin Watsa Investment Counsel (an affiliate of Lombard Insurance, Canada), Government of Singapore Investment Corporation and Prudential Portfolio Managers (a part of Prudential plc of the United Kingdom). The shares were divested at an average price of approximately Rs. 130 per share (the average acquisition cost for erstwhile ICICI being approximately Rs. 12.27 per share). As provided in the Scheme of Amalgamation, the proceeds of the divestment will flow to ICICI Bank.

For further press queries please contact Madhvendra Das at 91-22-653 6124 or e-mail: madhvendra.das@icicibank.com
For investor queries please call Rakesh Jha at 91-22-653 6157 or Anindya Banerjee at 91-22-653 7131 or email at ir@icicibank.com